UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 27 September 2023, London UK

GSK announces Wendy Becker to join the Board as Non-Executive Director

GSK plc (LSE/NYSE: GSK) has today announced that Wendy Becker will join the Board of the Company as a Non-Executive Director with effect from 1 October 2023.

On joining the Board, Wendy will become a member of the Company's Remuneration Committee. She will succeed Urs Rohner as Chair of the Remuneration Committee after the Company's 2024 Annual General Meeting when Urs steps down on completion of his nine years' service to the Board.

Wendy is currently Chair of Logitech International S.A., and a Board member and Chair of the Compensation Committee of Sony Group Corporation.  She has strong executive management experience including senior roles at McKinsey & Company, TalkTalk, and Vodafone and as CEO at Jack Wills.  Within the life sciences sector, Wendy is a Board member and Chair of the Remuneration Committee of Oxford Nanopore Technologies plc. She is a member of the governing bodies of the University of Oxford and related subsidiaries.

Commenting on Wendy's appointment, Sir Jonathan Symonds, Chair of GSK said: "I am delighted to welcome Wendy to GSK. Wendy is a highly experienced non-executive director, and has held significant leadership positions in a wide range of global businesses, including several in the technology and life sciences sectors. I'm sure she will make a significant contribution to the Board and we look forward to her joining in October."

Notes:

1.   The appointment of Wendy Becker was made by the Board on the recommendation of the Nominations & Corporate Governance Committee. The Committee conducted an extensive search and selection process for this appointment, using an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms. The external search firm provided a diverse list of candidates who were approached, evaluated and interviewed, against an agreed set of criteria aligned to the Board's target skills matrix.  The Board satisfied itself that Ms Becker had the experience and time available to carry out the role.

2. The Board has determined that Wendy Becker is an independent Non-Executive Director in accordance with the UK Corporate Governance Code.

3.   Ms Becker will receive the standard basic fee for a Non-Executive Director of £113,800 per annum (including travel allowance).

She will receive fees of £40,000 per annum when she succeeds Mr Rohner as Chair of the Remuneration Committee.

Ms Becker will be required to build towards a share ownership requirement of GSK shares in accordance with the Company's shareholder approved Non-Executive remuneration policy.

4. Ms Becker will also become a member of the Audit & Risk Committee on her appointment.
5. Ms Becker does not have a service contract. She has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
6. There are no further disclosures to be made in respect of Ms Becker's appointment under Listing Rule 9.6.13R.
7. As of 1 October 2023 the Board of GSK will comprise:

Sir Jonathan Symonds	Non-Executive Chair
Emma Walmsley	Chief Executive Officer
Julie Brown	Chief Financial Officer
Charles Bancroft	Senior Independent Non-Executive Director
Elizabeth McKee Anderson	Independent Non-Executive Director
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director
Wendy Becker	Independent Non-Executive Director
Dr Hal Dietz	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Urs Rohner	Independent Non-Executive Director
Dr Vishal Sikka	Independent Non-Executive Director

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q2 Results for 2023 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlese
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 27, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc